301 Congress Avenue, Suite 900
Austin, TX 78701
Tel: +1.737.910.7300 Fax: +1.737.910.7301
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
July 29, 2022	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tel Aviv
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:               Jennifer O'Brien

Shannon Buskirk

Sandra Wall

John Hodgin

Irene Barberena-Meissner

Kevin Dougherty

Re:	Diversified Energy Company plc Draft Registration Statement on Form F-1

Confidentially submitted on June 3, 2022

CIK No. 0001922446

Ladies and Gentlemen:

On behalf of Diversified Energy Company plc (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”) through EDGAR. The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on June 3, 2022 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on June 30, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2.

July 29, 2022 Page 2

Commonly Used Defined Terms

Proved Undeveloped Reserves or PUDs, page v

1.	Your definition includes language indicating a requirement for certainty that there is continuity of production for the existing productive formation that appears to be inconsistent with the definition in Rule 4-10(a)(31) of Regulation S-X. Please revise the disclosure to resolve this inconsistency or tell us why a revision is not needed.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see page v.

Presentation of Financial Information

Use of Non-IFRS Measures, page viii

2.	We note the definition of Adjusted Net Income does not appear to provide a complete explanation of the reconciling items reflected in the reconciliation on page 18. We also note the definition indicates this measure is intended to represent an adjusted “income (loss) available to shareholders after taxation.” However, it appears that the most directly comparable IFRS basis measure as shown on page 18 is Net income (loss). Please revise your disclosure as necessary to address these inconsistencies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised page viii.

3.	We note you use Adjusted G&A because this measure “excludes items that affect the comparability of results or that are not indicative of trends in the ongoing business.” Please revise to provide further clarity regarding the reasons why management believes that presentation of Adjusted G&A provides useful information to investors regarding your results and ongoing business trends.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the Adjusted G&A metric from Submission No. 2. Please see revised pages x and 22.

July 29, 2022 Page 3

Prospectus Summary

General, page 1

4.	In the list below, we note discussion of non-IFRS measures that are not identified as such and do not include disclosures necessary to comply with Item 10(e) of Regulation S-K. Please revise your disclosures as necessary.

•	Hedge Adjusted EBITDA multiple of 2.5 to 1.0;

•	PDP coverage ratio of 4.0 to 1.0;

•	$412 million in liquidity after giving effect to two new asset backed security financings but without giving effect to issuance of the ABS V Notes;

•	Total capex, excluding acquisitions, in FY 21 is disclosed as 14.6% of total Hedge Adjusted EBITDA.

In responding to this comment, tell us more about how you were able to calculate a comparative non-IFRS measure for your U.S. public Appalachia peers.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages 7 and 8. The Company also advises the Staff that it has removed the comparative total Adjusted EBITDA metric for its U.S. public Appalachia peers.

Commitment to Operational Excellence and Our Environmental, Sustainability and Governance

Goals, page 2

5.	Please revise the disclosure, where applicable, to clarify what is meant by “vertically integrated asset retirement infrastructure.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised page 2.

6.	We note your statement here and elsewhere that "[you] adhere to best-in-class operating standards, with a strong focus on health, safety and the environment to ensure the safety of our employees and the local communities in which we operate." Please provide us with the basis for this statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages 2-3 and 84.

Summary Reserve Data

Summary of Reserves as of December 31, 2021, page 4

7.	Your filing refers to a summary of reserves and PV-10 using NYMEX forward-month contract pricing as of December 31, 2021; however, this summary was not included in the filing. Please revise your filing to include this presentation or remove the reference if you do not intend to include this information. Refer to Item 1202(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages 5-6.

July 29, 2022 Page 4

8.	We note your presentation of PV-10 on page 5 under the column labeled SEC Pricing as of 12/31/21 and references to footnotes (a), (c) and (d). Please clarify for us whether your PV-10 is calculated using SEC pricing or NYMEX strip pricing. If your PV-10 is not calculated based on SEC pricing, it is not clear that an adjustment for taxes would be all that is necessary to reconcile to the standardized measure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its PV-10 is calculated using SEC pricing as disclosed in footnote (1). The Company has revised page 6 of Submission No. 2 to delete footnote (d).

Recent Developments, page 10

9.	We note that you have identified the expansion of your plugging operations from one team as of December 31, 2021 to nine teams as a milestone, and your observation that this will allow you to comfortably achieve your goal of plugging 200 wells a year by 2023. Please expand your disclosure to address why you have identified plugging operations as a goal of your business model. In addition, explain whether the increase in your plugging operations subsequent to year end will impact your recorded asset retirement obligation in future periods.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages 11, and 64. With respect to the impact of our internal operations on our asset retirement obligation, we respectfully advise the Staff that as of December 31, 2021 our asset retirement obligation was reflective of our operational expectations at that time. Since then, we have expanded our internal plugging operations from one team to nine, and as a result we anticipate future revisions as our internal capacity expands and our efficiency and effectiveness in this area grows. We will also be utilizing the capabilities of our plugging teams to service third parties and generate revenues that can be utilized to help fund the cost associated with our asset retirement program. As a result, we aim to obtain a prudent mix of both cost reduction and third-party revenues to maximize the benefits of our internal plugging program. Accordingly in future reporting periods we will clearly and transparently inform investors of our progress and reassess our estimates to ensure they continue to be aligned with our operational expectations.

Hedged Adjusted EBITDA and Unhedged Adjusted EBITDA, page 18

10.	We note your presentation of Hedge Adjusted EBITDA and Unhedged Adjusted EBITDA. Revise your disclosure to reconcile these measures to Net Loss, the most directly comparable IFRS measure. Refer to Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations regarding measures characterized as EBITDA for further guidance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the Unhedged Adjusted EBITDA metric from Submission No. 2 accordingly and that it has revised Submission No. 2 to include a reconciliation of Adjusted EBITDA to Net income (loss). Please see revised page 20.

July 29, 2022 Page 5

11.	With regard to Unhedged Adjusted EBITDA, tell us how you considered the guidance per Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations regarding normal, recurring, cash operating expenses.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the Unhedged Adjusted EBITDA metric from Submission No. 2 accordingly. Please see revised pages viii and 20.

Summary Consolidated Financial and Other Data

Non-IFRS Financial Measures

Adjusted Net Income and Adjusted EPS, page 18

12.	Please include a footnote that provides a description and quantification of each component of the adjustment labeled ‘Other adjusting costs’ here and in each location it is included as an adjustment. In this regard, we note such footnote disclosure is provided on page 20.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages 19-20.

13.	Please revise your presentation to include a reconciliation of Adjusted EPS-basic and diluted to the most directly comparable IFRS measure per share. Refer to Question 102.05 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised page 19.

Adjusted Total Revenue; Cash Operating Margin and Cash Margin, page 19

14.	We note your presentation of Adjusted Total Revenue. Please revise the title to more clearly describe the nature of this non-IFRS measure, considering the adjustment relates to the impact of commodity hedges.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages ix, 21, 66-67 and 78.

15.	We note your presentation of Total Cash Operating Income, Cash Margin and Cash Operating Margin. Please revise to include reconciliations to the most directly comparable IFRS basis measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. In addition, expand your description on page ix to more clearly explain the usefulness of these non-IFRS measures. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. As part of your response, tell us whether you consider these to be measures of performance or liquidity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considers each of these measures to be performance measures. Please see revised pages ix and 21 of Submission No. 2.

Free Cash Flow and Free Cash Flow Yield, page 19

July 29, 2022 Page 6

16.	We note that your computation of Free Cash Flow appears to differ from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures), and that a reconciliation to the most directly comparable IFRS basis measure has not been provided. Please revise the title of your non-IFRS measure to avoid potential confusion with free cash flow and reconcile to net cash provided by operating activities. In addition, revise your description on page ix to more clearly explain the usefulness of this measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. In this regard, it is not clear what is meant by stating that this measure is an indicator of your ability to internally fund your activities and to service or incur additional debt. Refer to Question 102.07 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages ix and 21. Additionally, we respectfully advise the Staff that that we have also included cash paid for interest in this reconciliation provided it has been included as a financing activity in our Consolidated Statement of Cash Flows in accordance with IAS 7. We believe this inclusion allows us to present this metric on a consistent basis with our U.S. peers who present cash paid for interest as an operating activity in accordance with ASC 230.

17.	We note your presentation of Free Cash Flow Yield. Please revise to include a reconciliation to the most directly comparable IFRS basis measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. In addition, expand your description on page ix to more clearly explain the usefulness of this measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages ix and 21.

Hedge Adjusted EBITDA per Share, page 19

18.	We note your presentation of Hedge Adjusted EBITDA per share. Tell us how you considered the guidance per Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations regarding presentation of measures of EBITDA on a per share basis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is has removed the Hedged Adjusted EBITDA per share metric from Submission No. 2 accordingly. Please see revised pages ix and 20.

Employees, administrative costs and professional services and Adjusted G&A, page 20

19.	We note that Adjusted G&A makes an adjustment for ‘Recurring allowance for expected credit losses.’ Please tell us your basis for this adjustment. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations regarding normal, recurring cash operating expenses.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the Adjusted G&A metric from Submission No. 2 accordingly. Please see revised pages x and 22.

July 29, 2022 Page 7

Risk Factors

We may face unanticipated increased or incremental costs in connection with decommissioning obligations such as plugging, page 26

20.	We note that you are party to agreements with regulators in the states of Ohio, West Virginia, Kentucky and Pennsylvania with regard to your asset retirement obligations. Please expand your disclosure to provide further clarity regarding your statement that “These agreements may be subject to different interpretations or amendments leading to an increase in our plugging costs.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the statement referenced in the Staff’s comment. Please see revised page 27.

Our hedging activities could result in financial losses or could reduce our net income, page 38

21.	You disclose on page 71 that you reported an operating loss of $467 million compared with an operating loss of $78 million for the years ended December 31, 2021 and 2020, respectively. We also note you disclose that this year-over-year increase in net loss was primarily attributable to an increase of $414 million in the mark-to-market loss on your derivative financial instrument valuations to $652 million in 2021 from $239 million in 2020. Please revise this risk factor to disclose your recent losses.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised page 39.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, page 51

22.	We note your disclosure here that the deposit agreement governing the ADSs representing your ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to your ordinary shares, your ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. Please revise your disclosure to more fully address the impact of this provision on the rights of investors, including without limitation, the risks of increased costs to bring a claim, limited access to information and other imbalances of resources between you and investors, and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Please also clarify whether purchasers of ADSs in a secondary transaction would be subject to the waiver of the right to jury trial.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages 52-53.

Dividend Policy, page 57

July 29, 2022 Page 8

23.	You disclose that you intend to, consistent with your historical performance since the LSE IPO, use a portion of your cash flow to pay regular dividends on your ordinary shares, as well as, on a proportionate basis, our ADSs. Please revise your disclosure here and elsewhere, as appropriate to describe the limitations on your ability to pay dividends under your existing credit facility. In this regard, we note you disclose on page 37 that your credit facility contains a number of significant covenants that may limit your ability to, among other things, pay dividends. Please also disclose whether your dividend policy will be reflected in any written policies of the Company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages 37 and 59.

Hedge Adjusted EBITDA per Share, page 63

24.	We note your statement that “Hedge Adjusted EBITDA quantifies our ability to repay indebtedness and interest, internally fund future growth and declare and pay dividends to our shareholders.” Please tell us whether you consider this measure to be both a performance and a liquidity measure. If used as a liquidity measure, it appears an additional reconciliation to net cash provided by operating activities is required.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Adjusted EBITDA is not meant to be, nor is used as, a liquidity measure for the Company. Because the Company does not use Adjusted EBITDA as a material liquidity measure, it reconciles Adjusted EBITDA to net income (loss) as the most directly comparable financial measure calculated in accordance with IFRS and does not believe disclosure of additional reconciliation to net cash provided by operating activities is required.

The Company further advises the Staff that it has removed the Adjusted EBITDA per share metric from Submission No. 2. Please see revised pages ix, 20, 65 and 72.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Indicators of Performance and Financial Condition, page 63

25.	We note your presentation of tabular disclosure of key indicators of performance and financial condition. When you present tables and a discussion of non-IFRS measures, please include similar tables and discussion of your comparable IFRS results with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the tables and discussion of key indicators of performance and financial condition. Please see revised page 65.

Liquidity and Capital Resources

Overview, page 72

26.	We note your disclosure regarding your ability to satisfy your working capital requirements, debt service obligations and planned capital expenditures beyond the next 12 months and your reference to Note 13 for information regarding your hedging program to mitigate the risk associated with future cash flow generation. Please expand your discussion to analyze material cash requirements from known contractual and other obligations. Such disclosures should specify the type of obligation and the relevant time period for the related cash requirements. Refer to Item 303(b)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages 73 and 79.

July 29, 2022 Page 9

27.	Given that the undiscounted value of your asset retirement obligation of $1.6 billion appears to represent more than 60% of the net book value of your proved natural gas and oil properties, please address the significance of the obligation in your liquidity and capital resources discussion within MD&A. For example, this may encompass the nature and timing of the costs that you anticipate incurring and the identification of the properties on which the work will be performed and their current status.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages 76-77.

28.	With regard to the tabular computation of Liquidity on a pro forma basis on page 73, please add quantitative disclosure to footnote (a) that sums to the pro forma available borrowings under the credit facility. In addition, please revise to include the impact of the ABS V Notes issuance or tell us why it has been excluded from your presentation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 to remove this pro forma designation given that we intend to update this calculation with our actual liquidity as of June 30, 2022 in a future submission. Please see revised page 74.

29.	You disclose that your capital expenditures were $50 million for the year ended December 31, 2021 compared to $22 million for the year ended December 31, 2020. Please expand your disclosures to quantify your material commitments for capital expenditures as of and subsequent to December 31, 2021. Refer to Item 4 to Form F-1 and Item 5.B.3 and Item 5.D. of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages 73 and 78.

Contractual Obligations and Contingent Liabilities and Commitments, page 76

30.	Please add footnote disclosure to the Asset retirement obligation line that provides the amounts on an undiscounted basis for the time periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised page 79.

Business

Reserve Data

Productive Wells, page 83

31.	Your disclosure of total gross and net productive wells is not expressed separately for oil and gas wells. Please revise your filing as necessary to comply with the requirements in Item 1208(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised pages 86-87.

July 29, 2022 Page 10

32.	Please expand your disclosure to provide the number of net productive and dry exploratory and development wells drilled in which you owned an interest, including wells drilled by operators other than you, during each of the last two fiscal years. If you did not participate in any such wells, please clarify your disclosure. Refer to Item 1205 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it did not participate in any such wells and has revised Submission No. 2 accordingly. Please see revised page 86.

33.	To the extent there were any proved reserves added for wells drilled and completed by you or other operators on leases in which you own an interest subsequent to your acquisitions, including wells that were not assigned proved undeveloped reserves at the beginning of the year, please modify the reserves reconciliation presented on page F-66 as necessary to disclose these reserves as extensions and discoveries. Refer to FASB ASC 932-235-50-5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there were no such proved reserves that requires a modification to the reconciliation presented on page F-66.

34.	Please expand your disclosure to provide a description of your present activities, including the number of gross and net wells in the process of being completed or waiting on completion and any other related activities of material importance at the end of your most recent fiscal year and any subsequent updates to these activities as of the date of your current filing. Refer to Item 1206 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised page 86.

35.	You disclose you do not have a development plan, but as part of some acquisitions you acquire wells that are in progress. Your disclosure includes proved undeveloped reserves, as of December 31, 2021, associated with in process wells acquired as part of the Tapstone Acquisition. You also disclose you spent $1 million in development expenses during 2021. Please expand your disclosure to clarify the nature of the costs associated with the capital expenditures incurred during 2021 on development activities. Refer to Item 1203(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised page 87.

Production Volumes, Average Prices and Operating Costs, page 86

36.	Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each field that contains 15% or more of your total proved reserves for each of the last two fiscal years. Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, while it operates in various fields in Appalachia, East Texas (Cotton Valley, Haynesville, Bossier), the Barnett and the Mid Continent, only our Appalachian operations represent more than 15% of our total reserves. The Company has revised Submission No. 2 accordingly to provide the disclosure required by Item 1204(a) with respect to such field. Please see revised page 90.

July 29, 2022 Page 11

Management

Executive Director Employment Agreements, page 105

37.	We note the disclosure that you have entered into employment agreements with your executive directors. Please file such agreements as exhibits to your registration statement or provide analysis explaining why this is not necessary. For guidance, refer to Item 8 to Form F-1 and Item 601(b)(10)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Exhibit Index on page II-4 of Submission No. 2 to include such executive director employment agreements. The Company will file such agreements as exhibits in a subsequent amendment to the Registration Statement.

Index to Consolidated Financial Statements

Consolidated Statement of Financial Position, page F-4

38.	Please revise your presentation to present non-controlling interest within equity but separately from parent shareholders’ equity. Refer to IAS 1.54(q) and IAS 1.IG, Part I.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised page F-4 and F-5.

Notes 3 - Significant Accounting Policies, page F-11

39.	Please revise the reference to the "UK-adopted international accounting standards" as the audit report states your consolidated financial statements are presented in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised page F-11.

Oaktree Capital Management, L.P. ("Oaktree") Participation Agreement, page F-12

40.	Please expand your disclosures to address how you account for the proportionate interests acquired in conjunction with Oaktree under the Strategic Participation Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised page F-12.

Note 5 - Acquisitions and Divestitures, page F-20

July 29, 2022 Page 12

41.	We note that you accounted for the acquisitions of Blackbeard, Indigo, and EQT as an asset acquisition rather than a business combinations under IFRS 3. Please provide us with an analysis, on an individual acquisition basis, supporting your accounting conclusions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, consistent with our accounting policy, the Company performs an assessment of each acquisition to determine whether the acquisition should be accounted for as an asset acquisition or a business combination by applying the optional concentration test under IFRS 3 to determine if the fair value of assets acquired is substantially concentrated in a single asset (or a group of similar assets). If this concentration test is met, the acquisition qualifies as an acquisition of a group of assets and liabilities, not a business combination. For each of these acquisitions, we performed the asset concentration test and noted that substantially all of the fair value of the gross assets acquired was concentrated such that we could conclude the transactions were asset acquisitions.

Blackbeard

The Company acquired certain upstream assets and related gathering infrastructure in the Central Region from Blackbeard. When evaluating asset concentration among the portfolio of wells acquired, we observed that the assets are: a) producing wells; b) in the same geographical location; c) targeting the same gas field; d) hold similar reserve profiles; e) have similar remaining useful lives and declines; f) bear the same operation risk profile; and g) are managed in the same manner. As a result, the Company considers these wells to be a single asset group.

When evaluating the acquisition under the quantitative criteria outlined in the asset concentration test, we determined that substantially all (greater than 90%) of the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets. The fair value of the PDP reserves was $184.1 million, which represents 95.5% of the fair value of the total gross assets acquired of $192.9 million, as presented below. Accordingly, the Company concluded that this transaction is an asset acquisition.

Asset Concentration Test
Asset Concentration	$ Fair Value	% Concentration
PDPs	184,118	95.5%
Motor Vehicles	66	0.0%
Vehicle Lease Assets	917	0.5%
Midstream Assets	7,778	4.0%
Total Fair Value	192,879	100%

Indigo

The Company acquired certain upstream assets and related gathering infrastructure in the Central Region from Indigo. When evaluating asset concentration among the portfolio of wells acquired, we observed that the assets are: a) producing wells; b) in the same geographical location; c) targeting the same gas field; d) hold similar reserve profiles; e) have similar remaining useful lives and declines; f) bear the same operation risk profile; and g) are managed in the same manner. As a result, the Company considers these wells to be a single asset group.

When evaluating the acquisition under the quantitative criteria outlined in the asset concentration test, we determined that substantially all (greater than 90%) of the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets. The fair value of the PDP reserves was $134.5 million, which represents 94.6% of the fair value of the total gross assets acquired of $142.1 million, as presented below. Accordingly, the Company concluded that this transaction is an asset acquisition.

July 29, 2022 Page 13

Asset Concentration Test
Asset Type	$ Fair Value	% Concentration
PDPs	134,473	94.6%
Salt Water Disposal Wells	500	0.4%
Vehicle Lease Assets	498	0.4%
Midstream Lease Assets	5,947	4.2%
Buildings	100	0.1%
Trade Receivables, net	25	0.0%
Other non-current assets	575	0.4%
Total Fair Value	142,118	100%

EQT

The Company acquired upstream assets and related gathering infrastructure in Appalachia from EQT. When evaluating asset concentration among the portfolio of wells acquired, we observed that the assets are: a) producing wells; b) in the same geographical location; c) targeting the same gas field; d) hold similar reserve profiles; e) have similar remaining useful lives and declines; f) bear the same operation risk profile; and g) are managed in the same manner. As a result, the Company considers these wells to be a single asset group.

When evaluating the acquisition under the quantitative criteria outlined in the asset concentration test, we determined that substantially all (greater than 90%) of the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets. The fair value of the PDP reserves was $146.9 million, which represents 93.1% of the fair value of the total gross assets acquired of $157.9 million, as presented below. Accordingly, the Company concluded that this transaction is an asset acquisition

Asset Concentration Test
Asset Type	$ Fair Value	% Concentration
PDPs	146,930	93.1%
Midsream Assets	10,956	6.9%
Total Fair Value	157,886	100.0%

Tapstone Energy Holdings LLC ("Tapstone") Business Combination, page F-20

42.	We note your reference to the use of a third party specialist to determine the discount rate when determining the fair value of the Tapstone natural gas and oil properties. To the extent you relied upon a third-party expert, please disclose the name of the specialist and include a consent or clarify your reference to this discount rate. This comment also applies to use of a third party expert in the Tanos purchase accounting.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. The Company has revised pages F-22 and F-23 of Submission No. 2.

July 29, 2022 Page 14

Note 19 - Asset Retirement Obligations, page F-49

43.	We note that a calculation of your undiscounted asset retirement obligation of $1,615,461,000 divided by your net productive wells of 64,036 results in an average plugging cost of approximately $25,000 per well. Acknowledging that i) the costs necessary to plug a well are dependent upon a number of factors, including age, depth access and general condition, and ii) you have made cost reductions as a result of the expansion of your internal plugging program, tell us how this average compares to what is typical for wells in the areas where you operate. As part of your response, please provide us with an analysis of the factors considered when determining your undiscounted asset retirement obligation as of December 31, 2021, including considerations unique to your well portfolio.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of December 31, 2021, we had plugged over 360 wells since January 1, 2018 with approximately 90% of those retirements performed by third party service providers. As a result, we have developed a strong historical data set to utilize for our forward-looking cost assumptions. When determining our cost assumptions for asset retirement obligations, we review this trailing cost information primarily by state and well type as these factors generally drive most of the cost volatility in our well portfolio, which consists of predominantly shallow vertical wells. Based on this historical data set, we have been able to plug our wells for approximately $20,000 to $30,000 per well, which is consistent with the Staff’s calculations. We also closely monitor the cost savings achieved through the use of our internal plugging teams as compared to third party contractors. Since we started tracking this data, we have been able to retire wells at a cost more consistent with the low end of the range provided in this response. As our internal plugging program expands, we will continue to monitor its performance and plugging capacity closely and provide this information to shareholders so they can better understand the impact it can have on our asset retirement obligation.

44.	In addition, supplementally provide us with the following:

•	The number of wells plugged in fiscal years 2020 and 2021 and the total plugging costs incurred for each related fiscal year;

•	A schedule, by fiscal year, that details when the 64,036 total net productive wells as of December 31, 2021 are scheduled to be plugged.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended revised Submission No. 2 to disclose the numbers of wells plugged in fiscal year 2020 and 2021. Please see page 76. Further, the Company’s total plugging costs incurred for each related fiscal year has been presented in the Company’s Consolidated Statement of Cash Flows as a cash outflow from our operations under the caption “Plugging costs of asset retirement obligations.” Please see page F-6 and the following additional detail regarding such costs.

July 29, 2022 Page 15

Historical ARO Cost
Year	Wells Plugged	Total Cost* (Thousands)	Cost per Well** (Thousands)
2020	92	$2,442	$27
2021	136	$2,879	$21

* Total cost as presented on the Company’s Consolidated Statement of Cash Flows.

**Cost per well represents the total cost from the Company’s Consolidated Statement of Cash Flow divided by number of wells plugged. This is for illustrative purposes in this table only and does not necessarily reflect cost per well as discussed in the Company’s other public filings that calculates the average cost per well by utilizing the completed retirement project cost rather than the calculation used in the above table which includes the capital spend for retirements in progress. Accordingly, this calculation may differ from other disclosures of our average well retirement cost such as that on page 76 of Management’s Discussion and Analysis of our revised Submission No. 2.

The Company will provide the Staff, on a confidential basis under separate cover, a schedule, by fiscal year, that details when the 64,036 total net productive wells as of December 31, 2021 are scheduled to be plugged.

Note 24 - Fair Value and Financial Instruments

Contingent Consideration, page F-60

45.	Please provide the reconciliation required by IFRS 13.93(e) and a description of the sensitivity to unobservable inputs required by IFRS 13.93(h) as it relates to your contingent consideration and any other recurring fair value measurements categorized within Level 3.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company completed the Carbon and EQT acquisitions in May of 2020 when natural gas spot prices settled at $1.75 per Mcf. The Company negotiated each acquisition to allow for additional consideration in the event of an incremental increase in NYMEX strip pricing of natural gas of up to maximum consideration of $15 million and $20 million, respectively. In December 2021, natural gas spot prices settled at $3.76 per Mcf, well above the floor prices ranging from $2.34 to $2.85. When reviewing these settlements in combination with the forward NYMEX strip, and the short time remaining under the respective contingent consideration arrangements (the Carbon contingent consideration was paid in full in January 2022, prior to issuing the financial statements, and the EQT contingent consideration was scheduled to be paid in full in quarterly installments during 2022), the Company determined it was improbable it would not be paying the maximum consideration under the contingent consideration agreements. As a result, we disclosed in Note 24 to our consolidated financial statements “that while valued our contingent consideration under a Monte Carlo technique, presently these items are classified as current and approximate the maximum payment under the terms of the consideration agreements.” Accordingly, we respectfully advise the Staff that we considered the disclosures required by IFRS 13.93(e) and IFRS 13.93(h) to be immaterial.

July 29, 2022 Page 16

Note 25 - Financial Risk Management

Liquidity Risk, page F-63

46.	Please tell us how you have complied with IFRS 7.39(b), which requires a maturity analysis for derivative financial liabilities. In addition, revise the presentation of the asset retirement obligation in your table to reflect the contractual amounts on an undiscounted basis as required by Appendix B.11D of IFRS 7.

Response: The Company respectfully acknowledges the Staff's comment and refers the Staff to the disclosure in Note 13 to the Company's financial statements on page F-39 of Submission No. 2, which provides the maturity analysis described in IFRS 7.39(b) for derivative financial liabilities. In regard to the contractual maturity table in Note 25, we have removed the future maturities related to our asset retirement obligation from this table as this liability does not meet the definition of a financial liability under IAS 32, Financial Instruments: Presentation, as it does not represent a contractual obligation to deliver cash or other financial assets to another entity nor to exchange financial assets or liabilities under conditions that are potentially unfavorable and is thus not subject to the disclosure requirements of IFRS 7.39(a). The Company determined our asset retirement obligation represents a provision within the scope of IAS 37, Provisions, Contingent Liabilities, and Contingent Assets and accordingly has historically provided the disclosures required by paragraphs 84-92 of IAS 37 for the Company's asset retirement obligations within Note 19 of the Company's financial statements on page F-49 of Submission No. 2. We respectfully advise the staff that we have included the disclosure of expected future payments to settle our asset retirement obligation on an undiscounted basis on pages 77 and 79 of Submission No. 2.

Note 29 - Supplemental Natural Gas and Oil Information (Unaudited)

Estimated Reserves, page F-65

47.	In addition to the reconciliation of the changes that occurred in total proved reserves during fiscal 2020 and 2021, you separately disclose the net quantities by individual product type for “Total Proved Reserves” and “Proved Undeveloped Reserves.” Please refer to the requirements in FASB ASC 932-235-50-4 and modify your disclosure to separately present the information for proved developed and proved undeveloped reserves at the beginning and the end of each year presented in the reserves reconciliation including the initial year, e.g. December 31, 2019.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised page F-66.

48.	Your summary table of changes in net proved reserves indicates a revision of previous estimates for the year ended December 31, 2021 of 90,251 MBoe, but footnote (a) to the table states the revision was 91,251 MMBoe. Please revise your disclosure to correct this inconsistency or tell us why a revision is not needed. Refer to FASB ASC 932-235-50-5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Submission No. 2 accordingly. Please see revised page F-66.

General

49.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications. We respectfully request that the Staff destroy such materials upon completion of its review.

* * *

July 29, 2022 Page 17

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (737) 910-7363 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David Miller
David Miller
of LATHAM & WATKINS LLP

cc:           (via email)

Benjamin Sullivan, Diversified Energy Company plc

Ryan Lynch, Latham & Watkins LLP